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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 22, 2005

INMARSAT GROUP LIMITED
(Name of Registrant)

Commission File Number: 333-115865-06

99 City Road
London EC1Y 1AX
United Kingdom
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT APPOINTS JOHN RENNOCKS
AS AN INDEPENDENT NON-EXECUTIVE DIRECTOR

        London, 18th February 2005—Inmarsat, the Total Communications Network™ via satellite, has appointed John Rennocks as an independent Non-Executive Director to the company.

Mr Rennocks will chair the audit committee and will be a member of the remuneration committee. He is currently an independent non-executive Chairman of Diploma plc and Nestor Healthcare Group plc. He is also a Chartered Accountant and a previous Finance Director for Smith and Nephew, PowerGen and British Steel/Corus.

Andrew Sukawaty, Chairman and CEO of Inmarsat, said, "I welcome John to our board and believe that his financial competence and broad experience will be very valuable to the company."

Mr Rennocks had previously served as a Director of Inmarsat Ventures plc before the acquisition of Inmarsat by private equity firms Apax Partners and Permira in December 2003.

—ends—

Forward-looking Statements

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

About Inmarsat Limited

•
Inmarsat Ltd owns and operates a unique global mobile satellite network and delivers its communications solutions through a worldwide network of approximately 400 distributors and service providers to end users in the maritime, land and aeronautical sectors in approximately 170 countries.

•
Inmarsat Ltd has a portfolio of mobile satellite solutions, including voice, fax, intranet and Internet access and other data services.

•
Inmarsat Ltd has more than 25 years' experience in designing, implementing and operating satellite networks.

•
At the end of February 2004, approximately 300,000 terminals were registered to access Inmarsat Ltd's services, of which over 60% were active in the previous 12 months.

•
Inmarsat Ltd is also supported by partners in the fields of equipment manufacture, software provision and systems integration.

•
For more information, please go to http://www.inmarsat.com.

For further information, please contact:

Chris McLaughlin
Tel: +44 20 7728 1015
Mob: +44 7796 276 033
Email: chris_mclaughlin@inmarsat.com

or

John Warehand
Tel: +44 20 7728 1579
Mob: +44 7739 778 128
Email: john_warehand@inmarsat.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2005
INMARSAT GROUP LIMITED
	By:	/s/ ALISON HORROCKS Alison Horrocks Company Secretary

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INMARSAT APPOINTS JOHN RENNOCKS AS AN INDEPENDENT NON-EXECUTIVE DIRECTOR
SIGNATURES